THOMAS GROUP, INC.

5221 North O’Connor Boulevard, Suite 500

Irving, TX  75039

July 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Thomas Group, Inc.
Form 10-Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 0-22010

Dear Mr. Gordon:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 1, 2008 regarding our Form 10-Q for the quarter ended March 31, 2008.  For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.  With respect to the Staff’s comments, we propose to provide disclosure in our future filings under the Securities Exchange Act of 1934 as indicated below.  In accordance with the Staff’s direction as provided by Mr. Eric McPhee in a telephone conference on July 15, 2008, we have included this revised disclosure in our Form 10-Q for the quarter ended June 30, 2008, which we have filed today, July 25, 2008.

Results of Operations, page 20

1.                                       In future filings please expand your disclosures regarding the loss of your two largest customers that represented approximately 85% of 2007 revenues.  We believe that this should be the central focus of your Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Also, please include extensive discussion of management’s plan as it relates to the Company’s survival without their two largest customers.  You have included some disclosure in various parts of the MD&A but we believe you should have a detailed discussion of the situation at the beginning of the MD&A with management’s plans for the future.  In your response please provide us with an example of your proposed disclosure for the June 30, 2008 10-Q. For reference see Item 303 of Regulation S-K.

Response:

In our Form 10-Q for the quarterly period ended June 30, 2008, we have significantly expanded the disclosure regarding the expiration of certain of our significant customer contracts, which accounted for approximately 85% of our revenue in 2007, and provided detail regarding management’s related recovery plan.  This disclosure is presented near the beginning of MD&A, immediately following the Overview section and before the Critical Accounting Policies section.  Please see page 17 under the heading “Significant Contract Expirations and Related Recovery Plan.”  In addition, we have updated certain risk factors related to these issues and to better describe our business and liquidity requirements.  Please see pages 27 and 28.

Liquidity and Capital Resources, page 21

2.                                       In future filings, please revise your discussion of liquidity and capital resources to include the following:

•	An evaluation of the amounts and certainty of cash flows;
•	Discussion and analysis of known trends and uncertainties;
•	Indications of which balance sheet or income statement or cash flow items should be considered in assessing liquidity; and
•	A discussion of prospective information regarding your sources and needs for capital.

Merely stating that you have adequate resources to meet short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material.  In particular, such a statement would be insufficient if there are any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity.  Refer to SEC Release T.33-8350, Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In our Form 10-Q for the quarterly period ended June 30, 2008, we have significantly expanded the disclosure regarding our liquidity and capital resources to address the Staff’s comments.  For example, please see page 25 under the heading “Additional Cash Flow Information” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

* * * * *

Thomas Group, Inc. acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Earle Steinberg, Chief Executive Officer of Thomas Group, Inc., at (972) 869-3400 or David G. Monk of Baker Botts L.L.P. at (214) 953-6591.